UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE 64TH MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 12TH, 2014

I. DATE, TIME AND PLACE: November 12, 2014, at 5:00 p.m., at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro. II. CALL NOTICE: By individual messages sent to the Board Members. III. QUORUM AND ATTENDANCE: A majority of the Board Members were present and signed below. IV. BOARD: Chairman: Mr. José Mauro M. Carneiro da Cunha; Secretary: Mr. José Augusto da Gama Figueira. V. AGENDA: (1) Presentation of third quarter results. VI. RESOLUTIONS: With respect to item (1), Bayard De Paoli Gontijo, having been informed that the company’s third quarter results should be published by November 13, 2014, presented the company’s third quarter results, including relevant material aspects, and clarified questions raised by Board Members. VII. CLOSING: The relevant materials necessary to deliberate on the matters above were previously forwarded to the Board Members and comprise these minutes and have been filed with the Secretary of the Company. With nothing further to discuss, the Chairman adjourned the meeting, and these minutes were drafted, read and approved, and will be signed by Board Members who were present and by the Secretary. /s/ José Mauro M. Carneiro da Cunha - Chairman; José Augusto da Gama Figueira – Secretary; Armando Galhardo N. Guerra Junior; Renato Torres de Faria; Rafael Cardoso Cordeiro; Sergio Franklin Quintella; Fernando Magalhães Portella; Cristiano Yazbek Pereira; Rafael Luís Mora Funes; Fernando Marques dos Santos; José Valdir Ribeiro dos Reis; Marcelo Almeida de Souza; Shakhaf Wine; and Marcos Rocha de Araújo (alternate member).

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, November 12, 2014

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo
Title: Chief Financial Officer

Special Note Regarding Forward-Looking Statements:

This communication may contain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. These statements reflect current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in this communication will be realized. Undue reliance should not be placed on such statements.